EXHIBIT 23(b)

Consent of Independent Registered Public Accounting Firm

To the Board of Directors
Microtek Medical Holdings, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Microtek Medical Holdings, Inc. and subsidiaries of our report dated February 20, 2004, with respect to the consolidated balance sheet of Microtek Medical Holdings, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and the related financial statement schedule, which report appears in the December 31, 2003, annual report on Form 10-K of Microtek Medical Holdings, Inc. Our report refers to the fact that effective January 1, 2002, the Company changed its method of accounting for goodwill.

/s/ KPMG LLP
KPMG LLP

Jackson, Mississippi
July 28, 2004